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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
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                                                       SEC FILE NUMBER 000-30827
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                                                       CUSIP NUMBER--___________
                                                       =========================

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

(CHECK ONE):  [ ] Form 10-K   [ ] Form 20-F   [ ] Form 11-K
              [X] Form 10-Q   [ ] Form N-SAR

For Period Ended:  SEPTEMBER 30, 2002
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended: ___________________


  READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                        PART I -- REGISTRANT INFORMATION

                         ClickSoftware Technologies Ltd.
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                             Full Name of Registrant


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                           Former Name if Applicable

                               34 Habarzel Street
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            Address of Principal Executive Office (STREET AND NUMBER)

                             Tel Aviv 69710, Israel
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                            City, State and Zip Code

                       PART II -- RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

      [ ] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

          (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

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          (c)  The accountant's statement or other exhibit required by Rule
               12b-25(c) has been attached if applicable.

                              PART III -- NARRATIVE

     State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     As the Registrant announced on October 21, 2002, the Registrant will restate its financial statements for 2000 and 2001 and the first six months of 2002. During the third quarter of 2002, the Registrant's audit committee, with the assistance of outside advisors, conducted a review of the Registrant's financial statements for 2000 and 2001 and the first six months of 2002. Upon the conclusion of this review, the Registrant determined to restate its historical financial statements for these periods. In addition, the Registrant's audit committee decided to recommend to the Registrant's shareholders that the Registrant terminate its relationship with Luboshitz Kasierer, formerly a member firm of Arthur Andersen, as its auditors and that the Registrant engage Brightman Almagor & Co., a member firm of Deloitte Touche Tohmatsu, independent accountants ("Brightman Almagor") as the Registrant's new auditors.

     Although the audit committee has recommended the engagement of Brightman Almagor, under Israeli law, the shareholders at a general meeting are the corporate entity that is authorized to appoint and dismiss the Registrant's outside auditors. Therefore, the Registrant cannot engage Brightman Almagor until authorized by its shareholders. The Registrant contemplates that a shareholders' meeting to authorize the engagement will take place in December. Until its engagement, Brightman Almagor cannot audit the restated financial information for 2000 and 2001 or review interim financial statements for 2002.

     As a result of the foregoing, as of the date hereof, the Registrant is unable to provide the information required by Rule 10-01 of Regulation S-X (17 CFR Part 210) in its Quarterly Report on Form 10-Q for the period ended September 30, 2002. The Registrant intends to file the Quarterly Report on Form 10-Q as soon as practicable following Brightman Almagor's engagement and review as described above.

                           PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification


Shmuel Arvatz                   (972-3)                       765 9443
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(Name)                          (Area Code)                   (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes [X] No [ ]

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes [X] No [ ]

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     As previously announced and described above, the Registrant will restate its financial statements for 2000 and 2001 and the first six months of 2002. In connection with the restatement, the Registrant expects to restate financial

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results for previously reported periods. However, as described above, until its engagement, Brightman Almagor cannot audit the restated financial information for 2000 and 2001 or review interim financial statements for 2002.



                         CLICKSOFTWARE TECHNOLOGIES LTD.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date       November 14, 2002             By  /s/ Shmuel Arvatz
     ---------------------------------   ------------------------------
                                         Shmuel Arvatz, Executive Vice President
                                         and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant of by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.



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